Exhibit 99.1

Investor Relations Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Media Relations Lorretta Gasper CDC Software Corporation 678-259-8631 lgasper@cdcsoftware.com

CDC Software Withdraws Offer to Acquire Chordiant Software, Inc.

and Sells Entire Holdings in the Company

SHANGHAI, ATLANTA – Jan. 14, 2010 – CDC Software Corporation (NASDAQ: CDCS), a global provider of enterprise software applications and services, today announced that it has withdrawn its offer to acquire Chordiant Software, Inc. and has sold its entire holdings in the company, representing approximately 1.3 percent of Chordiant’s 30.4 million shares outstanding.

As previously reported, CDC Software announced its intention to sell its holdings after Chordiant issued a press release rejecting CDC Software’s offer to acquire all the outstanding shares of the company.

Peter Yip, CEO of CDC Software stated, “Our announcement today not only reflects our disappointment in Chordiant’s decision, but also our frustration in the company’s lack of good faith efforts to open up a dialogue with us. In contrast to Chordiant’s statement in its press release, CDC Software attempted to meet Chordiant management on multiple occasions to discuss how CDC Software believes it could have helped improve the performance of Chordiant, which could have ultimately added value for their shareholders. Unfortunately, Chordiant management rebuffed each attempt to speak directly. However, several Chordiant shareholders and analysts proactively reached out to us in support and stated how they believed the two companies would be a good fit. In fact, in a SEC filing earlier this week on January 12, one of Chordiant’s largest shareholders expressed disappointment over Chordiant’s actions on the proposal and noted that Chordiant should review strategic alternatives, including potential sales transactions.* ”

Yip continued, “Also, we do not believe the several antitakeover defenses adopted by Chordiant, including Delaware Corporation Law Section 203, are in the best interest of today’s Chordiant shareholders. Generally speaking, some leading experts seem to agree that today’s antitakeover measures, particularly Section 203, severely limit unsolicited offers and some even question its constitutionality.”

In summary, Delaware General Corporation Law Section 203 generally prohibits an interested stockholder, which is defined as the owner of 15 percent or more of the corporation’s voting stock, or an interested stockholder’s affiliates or associates, from engaging in certain business combinations with a corporation that has publicly-traded voting stock, for a three-year period unless, among other exceptions, approval of the board of directors of the target company is received.

Yip added, “While we are dissatisfied over Chordiant’s stonewalling tactics, we believe CDC Software is operating from a stronger financial foundation and that we are well-positioned to continue advancing our growth strategy through both organic growth, as well as synergistic acquisitions of subscale software companies that we believe would complement and expand our product roadmap and solution offerings. Earlier this week, we announced that we had increased our profitability guidance for the second time since it was originally issued in August 2009. Our increased profitability metrics were fueled by healthy organic growth, increased cross-selling opportunities and growth in all of our key vertical markets. That is why we are moving on to pursue other potential acquisition targets. Most notably, CDC Software has a successful track record of integrating subscale software companies by lowering inflated operating cost structures and driving more cross-sell synergy to our 6,000 customers globally. All of which helps position these businesses for organic growth and profitability. While we could not help Chordiant in this way, we are considering other companies that we hope are more amenable to engaging in meaningful discussions that would potentially add value for their stakeholders.”

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a provider of enterprise software applications and services designed to help organizations deliver a superior customer experience, while increasing efficiencies and profitability. CDC Software provides customers with maximum flexibility in their solutions through multiple deployment options which best fit their business needs. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions such as on-premise, cloud-based or hybrid (blending of the two options) deployment offerings. CDC Software’s product suite includes: CDC Factory (manufacturing operations management), Activplant (enterprise manufacturing intelligence), CDC Ross ERP (enterprise resource planning), CDC Supply Chain (supply chain management, warehouse management and order management), CDC xAlerts (real-time supply chain event management), CDC Power (discrete ERP), CDC eCommerce, CDC NFP/NGO, CDC Pivotal CRM and Saratoga CRM (customer relationship management), CDC Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, CDC HRM (human resources) and business analytics solutions.

These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, technical support and IT consulting. For more information, please visit www.cdcsoftware.com.

About CDC Corporation

The CDC family of companies includes CDC Software (NASDAQ: CDCS) focused on enterprise software applications and services, CDC Global Services focused on IT consulting services, and outsourced R&D and application development, CDC Games focused on online games, and China.com China.com, Inc. (HKGEM:8006) focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

*	Schedule 13-D filed with the SEC on January 12, 2010.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, CDC Software Corporation and/or CDC Corporation, or the company, plans to file with the SEC a registration statement on Form F-4 containing a proxy statement/prospectus and other documents regarding the proposed transaction. The definitive proxy statement/prospectus will be mailed to shareholders of Chordiant Software Inc.

INVESTORS AND SECURITY HOLDERS OF CHORDIANT SOFTWARE INC. ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS CAREFULLY WHEN FILED WITH THE SEC IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus, when filed, and other documents filed with the SEC by CDC Corporation and/or CDC Software through the web site maintained by the SEC at www.sec.gov. Free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Monish Bahl, Senior Vice President, Investor Relations 678-259-8510.

CDC Corporation and/or CDC Software and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the CDC Software’s directors and executive officers is available in its Registration Statement on Form F-1/A (333-160600), which was filed with the SEC on August 4, 2009, and in CDC Corporation’s filings made with the SEC. As of January 5, 2010, CDC Software Corporation owned 392,762 shares of Chordiant Software Inc. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Statements in this release that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors such as the company’s ability to achieve the synergies and value creation contemplated by the proposed transaction, the company’s ability to promptly and effectively integrate the businesses of Chordiant Software Inc. and the company, the timing to consummate the proposed transaction, and the diversion of management time on transaction-related issues. For further information regarding risks and uncertainties associated with business of CDC Corporation and/or CDC Software, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of the company’s SEC filings, including, but not limited to, its Registration Statement on Form F-1/A (333-160600), which was filed with the SEC on August 4, 2009, and/or CDC Corporation’s Annual Reports on Form 20-F, which was filed with the SEC on June 30, 2009, copies of which may be obtained by contacting the company’s Investor Relations department at (678) 259-8510 or at CDC Software’s website at www.cdcsoftware.com or CDC Corporation’s website at www.cdccorporation.net.

All information in this communication is as of January 14, 2010. The company undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations. Historical results are not indicative of future performance.